C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2008 AUG 11 P 2:44

Ref : BC/CPP/068/08

BY AIRMAIL

30th July, 2008

08004241

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

PROCESSED
AUG 13 2008
THOMSON REUTERS

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

8/12

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

Annex A to Letter to the SEC
dated 30th July, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Resignation of Independent Non-Executive Director and Member of both the Audit Committee and the Remuneration Committee

Date : 29th July, 2008

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF BOTH THE AUDIT COMMITTEE AND THE REMUNERATION COMMITTEE

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") announces that Mr. Kowit Wattana ("Mr. Wattana") has resigned as an independent non-executive director and a member of both the audit committee and remuneration committee of the Company with effect from 29 July 2008 due to his other job commitment in Thailand.

Mr. Wattana has confirmed to the Board that he has no disagreement with the Board and that there are no other matters in relation to his resignation which need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Wattana for his valuable contributions to the Company during his tenure of office.

Following the aforesaid resignation, the Company currently has two independent non-executive directors and two audit committee members which fall below the minimum number of three independent non-executive directors and three members in the audit committee as required under Rule 3.10(1) and Rule 3.21 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company currently has four remuneration committee members, consisting of two executive directors and two independent non-executive directors which fall below the requirement of the majority of the members of the remuneration committee should be independent non-executive directors as required by the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules. The Company will use its best endeavours to identify a suitable candidate to fill the above vacancies within three months from the date of this announcement. Further announcement will be made as and when appropriate.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 29 July 2008

As at the date of this announcement, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and two independent non-executive directors, namely Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

END